July 16, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AccessKey IP, Inc. Registration Statement on Form 10/A Amended on June 25, 2009 File No. 000-53664

Dear Mr. Spirgel:

This letter is in response to your letter dated July 2, 2009. Please find the following responses to the comments set forth below and incorporated, as applicable, into the amended Form 10 filing.

Debt Forgiveness Income, page 24

1.  We note your response to prior comment 18 in our letter dated June 4, 2009. We also note that paragraph 16 of SFAS 140 states that a liability can be extinguished by legal release either “judicially or by the creditor.” Please explain to us whether your compliance with the statute of limitations in California was supported by a judicial order or legal opinion. If not, please explain how you met the conditions set forth in the literature allowing you to derecognize the liability.

RESPONSE: We have obtained a legal opinion to support our position that the statute of limitations in California has run for these obligations. The opinion is based on the following: The accounts payable were accrued by the Company and a subsidiary while doing business in California in 2003 and 2004. The accounts payables were based on invoices submitted to the Company. Under the California Code of Civil Procedure, Section 337, an action upon certain written obligations, including any contract, obligation or liability founded upon an instrument in writing must be brought within four years.  Since the obligations were accrued over four years ago, the statute of limitations has run under California law.

Liquidity and Capital Resources, Page 30

2. We note your response to prior comment 20 in our letter dated June 4, 2009. Please revise your risk factors at “We have significant debt that could adversely affect our financial results and prevent us from fulfilling our obligations,” to specifically address the risk associated with the potential inability to renegotiate the substantial amount of notes held by the Nutmeg Group.  When you revise, please also quantify the “substantial amount” to which you refer as of the most recent practicable date.

RESPONSE:  This risk factor has been revised.

Note 14-Warrants, page F-30

3.      We note your response to prior comment 30 in our letter dated June 4, 2009. We also note that you have “not discussed” any settlement alternatives with the holders of the warrants and options if the holders of the options and warrants were to exercise their options and warrants. Please describe any written terms regarding settlement alternatives in the warrant or option agreements and the accounting implications of these settlement alternatives, if any, and advise us. For example, please tell us whether the written terms underlying the warrants or options would require you to settle in cash or other assets under any circumstances.

RESPONSE:  Our option and warrant agreements require us to reserve adequate shares of authorized common stock to accommodate the exercise of the warrants and options.  There are no written terms regarding settlement alternatives in the warrant or option agreements. Although these agreements do not have specific damages associated with us not reserving such shares or timely issuing the shares upon the exercise of the warrants or options, we could be found in breach of these contracts.  If the holders of the warrants or options were to take legal action against us and we were to be found in breach of these contracts, we could be subject to damages as a result of such breach.

Thank you in advance for your attention to this matter.

Sincerely,

/s/ Bruce Palmer
Bruce Palmer
President